UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

January 14, 2008

AMERICAN ISRAELI PAPER MILLS LTD.
(Translation of Registrant’s Name into English)

P.O. Box 142, Hadera, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F     ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes     ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

        The Board of Directors (the “Board”) of American Israeli Paper Mills Ltd. (the “Company”) resolved on January 14, 2008, per the recommendation of the audit committee (the “Committee”) from January 14, 2008, to adopt a compensation plan (the “Plan”) for officers and senior employees of the Company and/or its subsidiaries and/or affiliated companies (collectively, the “Group”). The Plan will include the issuance of an aggregate of 285,750 options (the “Options”). Each Option will represent, subject to adjustments, a right to purchase one ordinary share, NIS 0.01 par value each, of the Company (“Ordinary Shares”). Out of the aggregate number of 285,750 Options to be issued, 40,250 Options will be granted to the Chief Executive Officer of the Company, Mr. Avi Brener (the “CEO Options”). In addition to the Company’s Chief Executive Officer, the offerees will include 22 officers and senior employees of the Company and it subsidiaries and 18 employees of the Company’s affiliates (collectively, the “Offerees”).

        A summary of the material terms of the Plan and further information with respect to the adoption of the Plan is provided herein below. A copy of the press release issued by the Company on January 14, 2008, is attached hereto as Exhibit 99.1.

1.	Type of Securities to be Offered

1.1.	The Offerees will be issued 285,750 Options in the aggregate, 40,250 of which will be issued to the Chief Executive Officer of the Company. Each Option will represent, subject to adjustments, a right to purchase one Ordinary Share, exercisable pursuant to the procedure set forth in Section 4 below.

1.2.	The maximum aggregate number of Ordinary Shares underlying the Options constitutes approximately 5.65% of the outstanding share capital and voting rights in the Company (5.34% on a fully diluted basis).

1.3.	The maximum aggregate number of Ordinary Shares underlying the CEO Options constitutes approximately 0.8% of the outstanding share capital and the voting rights in the Company (0.75% on a fully-diluted basis).

1.4.	The number of Options and the respective percentage of the outstanding share capital and voting rights in the Company are based on the assumption that one Ordinary Share will be issued per Option. However, under the terms of the Plan as set forth herein, the Options are exercisable on a cashless basis. See Section 4 below for further details.

1.5.	The Options will not be listed for trading on the Tel-Aviv Stock Exchange (“TASE”) or the American Stock Exchange (“AMEX”). The Company will file applications with TASE and AMEX to list for trading the Ordinary Shares issuable upon the exercise of the Options.

2.	Issuance of Options and Exercise

2.1.	The Company will issue the Options following the receipt of all of the necessary approvals as provided in Section 9 below, including those of TASE, and provided that the required 30-day period since the filing of the Plan with the Israeli Tax Authority (“ITA”) has elapsed, as per the requirements of the ITA. The Options will be issued only to those serving as officers and senior employees of the Group at the time of issuance. Under the Plan, the grant date will be stated in an offer letter. If no such determination is made, the date of issuance will be the date determined by the Company’s Board (the “Grant Date”).

2.2.	The Options will be issued pursuant to certain ITA Regulations that, among others, restrict the ability of certain Offerees to sell the underlying Ordinary Shares during a 24-month period and require that during that period, the Options and underlying Ordinary Shares following the issuance, if issued, will be held by a trustee.

2.3.	No Option will be transferable by an Offeree otherwise than by will or by the laws of descent and distribution.

2.4.	Each Offeree will receive an offer letter detailing the Exercise Price (as set forth below) and the number of Options to which he or she is entitled to. The Offeree will undertake to follow the provisions of the Plan and to follow the relevant ITA Regulations.

2.5.	The Options will vest and will be exercisable in four equal annual installments beginning on the first anniversary of the Grant Date, subject to the prior expiration or sooner termination of the Options. Each vested option will be exercisable for a period of two years, with the exception of the first installment which will be exercisable for a period of three years, i.e., the first installment of Options will vest on the first anniversary and will be exercisable until the forth anniversary of the Grant Date and the second installment of Options will vest on the second anniversary and will be exercisable until the forth anniversary of the Grant Date.

3.	Consideration and Determination of the Exercise Price

3.1.	The Options will be issued to the Offerees without consideration.

3.2.	The Exercise Price of each Option will be NIS 223.965 per Ordinary Share ($60.12, based on the representative rate of the NIS against the U.S. dollar on January 14, 2008). The Exercise Price is equal to the 30-day average closing price of the Ordinary Shares on TASE prior to the date of approval of the Plan by the Board, less 10% (“Exercise Price”).

3.3.	Each Offeree, exercising his or her Options, will be required to pay the par-value per each Ordinary Share to be issued upon the exercise, but will not be required to pay the Exercise Price, which will only be used in order to calculate the actual number of Ordinary Shares to be issued under the Plan, as set forth in Section 4 below.

4.	Procedure for Exercise of Options

4.1.	Offerees asking to exercise their Options, as set forth under the Plan, will have to deliver an exercise notice (the “Exercise Notice”). The day on which the Exercise Notice is received is referred to herein as the “Exercise Day”.

4.2.	The number of Ordinary Shares to be issued upon exercise will be equal to: (A) the difference between (i) the closing price per Ordinary Share on TASE on the trading day prior to the Exercise Day, multiplied by the number of Options exercised pursuant to the Exercise Notice; and (ii) the aggregate Exercise Price of the Options exercised pursuant to the Exercise Notice, divided by (B) the closing price per Ordinary Share on TASE on the trading day prior to the Exercise Day. Fractions of a share shall be rounded up to nearest whole number, unless otherwise decided by the Company.

4.3.	Unexercised Options will expire and will not grant rights of any kind to the Offeree.

5.	Rights upon Termination of the Plan

5.1.	In the event that an Offeree ceases to be an officer or employee of the Group, for any reason other than termination as a result of such Offeree’s death or disability or retirement, the vested and exercisable Options will remain exercisable for a period of 90 days from the date of termination. Any and all unvested Options, at the time of termination, will expire.

5.2.	In the event that an Offeree ceases to be an officer or employee of the Group, for cause, all Options will terminate immediately upon the date of such termination, such that the unvested portion of the Options will not vest, and the vested portion of the Options will no longer be exercisable.

5.3.	In the event that an Offeree ceases to be an officer or employee of the Group, as a result of such Offeree’s retirement, all Options will continue to be exercisable pursuant to the terms of the Plan, such that the unvested portion of the Options will vest and become exercisable in accordance with the terms of the Plan, and the vested portion of the Options will continue to be exercisable pursuant to the terms of the Plan.

5.4.	In the event that an Offeree ceases to be an officer or employee of the Group, as a result of such Offeree’s disability or death, the vested portion of the Options will continue to be exercisable pursuant to the terms of the Plan by the Offeree (or his/her successor) and the unvested portion of the Options to become exercisable on the next anniversary date immediately following the date of termination, will vest and become exercisable in accordance with the Plan. The compensation committee of the Board or other committee as may be appointed by the Board, at its sole discretion, may decide to allow the Offeree (or his/her successor) to exercise, pursuant to the terms of the Plan, Options which have not yet vested, beyond those vesting on the next anniversary date immediately following the date of termination, which will otherwise expire at the date of termination.

6.	Change of Position

A change in an officer’s or senior employee’s position within the Group will not affect rights offered to such Offeree under the Plan.

7.	No Obligation for Continued Employment

The Company’s decision to issue Options under the Plan does not grant an Offeree a right to continued employment with the Group, nor does it affect the Company’s right to terminate such Offeree’s employment.

8.	Adjustments

An Offeree’s rights to purchase Ordinary Shares under the Plan will be adjusted as hereinafter provided:

8.1.1.	In case of a distribution of a share dividend, the number of Ordinary Shares exercisable under the outstanding unexercised Options held by each Offerree will increase by the number of Ordinary Shares such Offerree would have been entitled to if he or she had exercised the Options prior to the record date of the share dividend. The Exercise Price will not be adjusted as a result of said increase.

The number of shares exercisable under the Options will increase only in the event of a distribution of share dividends (as opposed to any other issuances).

8.1.2.	In case of a merger or other corporate reorganization entailing a share swap, the Company may require each of the Offerees to accept other options or shares in lieu of the unexercised Options held by such Offeree based on the merger or reorganization exchange rate; provided, however, that the aggregate Exercise Price of the new options will be equal to the aggregate Exercise Price of the unexercised Options held by such Offeree immediately prior to the conversion.

8.1.3.	In case of an issuance of rights by the Company to its shareholders, the Exercise Price of each outstanding unexercised Option will be reduced, on the rights x-day, by the difference between: (A) the price on TASE per Ordinary Share based on which the x-day price per share was calculated in the rights offering’s prospectus and (B) the x-day price per share pursuant to such prospectus. In no event will the Exercise Price be lower than the par-value per share.

8.1.4.	In case of a distribution of a cash dividend by the Company to the shareholders, the Exercise Price will be reduced, on the dividend x-day, by the amount of dividend per share (pre-tax). In no event will the Exercise Price be lower than the par-value per share.

8.1.5.	In the case of a share split or reverse share split, the Offerees’ rights to purchase Ordinary Shares under the Plan will be adjusted accordingly.

8.1.6.	If, pursuant to this Section 8, adjustments are made in such a manner that the Company will have to issue fractions of a share, these fractions will be rounded up to nearest whole number.

9.	Approvals

9.1.	The issuance of the Options is subject to the receipt of the following approvals and fulfillment of procedures:

9.1.1.	the approval of the Committee and the Board (such approvals were obtained on January 14, 2008);

9.1.2.	the approval of the TASE to list for trading the Ordinary Shares underlying the Options;

9.1.3.	the approval of AMEX to list for trading the Ordinary Shares underlying the Options; and

9.1.4.	the required 30-day period since the filing of the Plan with the ITA has elapsed, as per the requirements of the ITA.

10.	Value of Options

10.1.	The value of each Option is NIS 96.43 ($25.89, based on the representative rate of the NIS against the U.S. dollar on January 14, 2008), while the aggregate value of the Options is approximately NIS 27.555 million (approximately $7.40 million, based on the representative rate of the NIS against the U.S. dollar on January 14, 2008). The aggregate value of the CEO Options is approximately NIS 3.881 million (approximately $1.04 million, based on the representative rate of the NIS against the U.S. dollar on January 14, 2008).

10.2.	The aforementioned values were calculated using the Black & Scholes Formula, based on the closing price of the Ordinary Shares on TASE, on January 13, 2008, one trading day prior to date of approval of the Plan by the Board, which was NIS 237.40 per Ordinary Share, with a weekly standard deviation of 4.3%.

10.3.	The above assessment assumes the following considerations:

10.3.1.	All Options will be exercised on the last day of exercise.

10.3.2.	All Options will be exercised in full (although under the Plan, Options can only be exercised on a cashless basis and accordingly the number of Ordinary Shares issuable will be determined based on the calculation provided in Section 4 above).

10.3.3.	The assessment does not take into consideration that the Options will not be listed for trading and trade restrictions provided in and under the Plan.

10.3.4.	The weekly standard deviation was calculated based on the average daily closing price per Ordinary Share on TASE for a six-month period ending December 31, 2007.

10.3.5.	The annual discount rate for the Options is set at 4.5%.

11.	TASE Closing Price per Ordinary Share

11.1.	The closing price of the Ordinary Shares on TASE, on January 13, 2008, one trading day prior to the publication of this report, was NIS 237.40.

11.2.	The following table provides the high and low closing price per share of the Ordinary Shares on TASE for the years 2006, 2007 and 2008.

	High Closing Price		Low Closing Price
Time Period	Price (NIS)	Date**	Price (NIS)	Date**

2006	237.00	May 7, 2006	168.50	September 10, 2006
2007	259.40	May 10, 2007	185.00	January 11, 2007
2008*	261.30	January 2, 2008	237.00	January 10, 2008

* Through January 14, 2008.

** In the event of a recurring closing price in a certain period, the table above indicates the first trading date in the period with that closing price.

12.	Registered and Outstanding Share Capital

12.1.	As of the date of this report, the registered share capital of the Company is NIS 200,000, divided into 20,000,000 Ordinary Shares. The outstanding share capital of the Company is NIS 50,607.74, divided into 5,060,774 Ordinary Shares.

13.	The Board’s Reasons for Approving the Plan

13.1.	The Board and the Committee have reviewed data with respect to compensation plans for officers and senior employees administered by the Company in previous years and by other publicly-traded companies of a similar size. They have also examined the amount of consideration and the procedure for determining an exercise price, applied in such plans.

13.2.	The Board and the Committee believe that the issuance of the Options will serve as an incentive and reasonable compensation for the Offerees, in respect to the scope of the activity of the Group, based on the financial reports and the Offerees’ terms of employment, which may help improve the Company’s performance.

13.3.	The Plan will serve as a major contribution to the compensation of officers and senior employees and as an incentive towards improving the Group’s performance and to help create a sense of conformity tying officers and senior employees to the Group. The issuance of Options reflects the Board’s and the Committee’s wish to encourage officers and senior employees to contribute to the future of the Group in light of the challenges faced by the Group.

13.4.	The number of Options to be issued to each of the Offerees has been determined based on the Offeree’s seniority and position.

13.5.	In regard to the issuance of the Options to the Chief Executive Officer, the Board and the Committee have also taken into account the Chief Executive Officer’s personal contribution in the accomplishment of the Group’s goals and objectives, including the increase in production in the paper packing division and the scale of operations in Turkey, this in reference to the business environment in which the Company operates and the amount of compensation awarded to the Chief Executive Officer in previous years.

13.6.	In light of the reasons stated above, the Board and Committee believe the issuance of the Options, in regard to the aggregate number of Options to be issued, is reasonable and does not exceed acceptable standards of compensation as exemplified in plans for officers and senior employees adopted in publicly-traded companies of a similar size and nature.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERICAN ISRAELI PAPER MILLS LTD. (Registrant) By: /s/ Lea Katz —————————————— Lea Katz Corporate Secretary

Dated: January 14, 2008

EXHIBIT INDEX

Exhibit No.	Description

99.1.	Press release dated January 14, 2008.